UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

(01 October 2018)
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

This report on Form 6-K is deemed to be filed and incorporated by reference in the Registration Statements on Form S−8 (Nos. 333-202772, 333-6040, 333-173246, 333−165870, 333-90808, 333-10430, 333-13308 and 333-103656) of CRH plc, and to be part thereof from the date on which this report has been furnished, to the extent not superseded by documents or reports subsequently filed or furnished

    Enclosure: CRH Announces Non-Executive Board Appointments

Press Release
CRH Announces Non-Executive Board Appointments

CRH plc is pleased to announce the appointment to the Board of Ms. Mary Rhinehart (60) and Ms. Siobhan Talbot (54) as non-executive Directors. Ms. Rhinehart will join with effect from 1 October 2018 and Ms. Talbot will join with effect from 1 December 2018.

Ms. Rhinehart is Chairman, Chief Executive Officer and President of Johns Manville Corporation, a Berkshire Hathaway company, which is a leading global manufacturer of premium-quality building products and engineered specialty materials. Over nearly 40 years with Johns Manville she has held a wide range of global leadership roles, encompassing responsibility for business management and strategic business development. Prior to being appointed as President and Chief Executive Officer in 2012, she held the role of Chief Financial Officer.

Ms. Rhinehart was until recently a non-executive Director of Ply Gem Holdings Inc., a leader in exterior building products in North America, and is currently a non-executive Director of CoBiz Financial Inc. She has a Bachelor's degree in Finance from the University of Colorado and an MBA degree from the University of Denver.

Ms. Talbot is Group Managing Director of Glanbia plc, a global nutrition company with operations in 32 countries, a position she has held since 2013. She has been a member of the Glanbia Board since 2009 and was previously Finance Director, a role which encompassed responsibility for Glanbia's strategic planning. Prior to joining Glanbia, she worked with PricewaterhouseCoopers in Dublin and Sydney.

Ms. Talbot is a Director of the Irish Business Employers Confederation (IBEC). She is a fellow of Chartered Accountants Ireland and graduated from University College Dublin with a Bachelor of Commerce and Diploma in Professional Accounting.

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For further information, please contact CRH plc at Dublin 404 1000 (+353 1 404 1000)

Frank Heisterkamp	Head of Investor Relations

About CRH
CRH (LSE: CRH, ISE: CRG, NYSE: CRH) is a leading global diversified building materials group, employing 85,000 people at over 3,600 operating locations in 32 countries worldwide. CRH is the second largest building materials company worldwide and the largest in North America. The Group has leadership positions in Europe, where it is the largest heavyside materials business, as well as established strategic positions in the emerging economic regions of Asia and South America. CRH is committed to improving the built environment through the delivery of superior materials and products for the construction and maintenance of infrastructure, housing and commercial projects. A Fortune 500 company, CRH is a constituent member of the FTSE 100 index, the EURO STOXX 50 index, the ISEQ 20 and the Dow Jones Sustainability Index (DJSI) Europe. CRH's American Depositary Shares are listed on the New York Stock Exchange (NYSE). CRH's market capitalisation at 30 September 2018 was approximately €23 billion. For more information visit www.crh.com.

Registered Office: No 12965. Registered Office: 42 Fitzwilliam Square, Dublin 2, R02 R279, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 01 October 2018
By:___/s/Neil Colgan___
N.Colgan
Company Secretary